EXHIBIT A

FUNDS COVERED BY THE
AMENDED AND RESTATED SHAREHOLDER SERVICES AGREEMENT

Name of Fund	Annual Service Fee Rate
City National Rochdale Government Money Market Fund	0.25%
City National Rochdale Government Bond Fund	0.25%
City National Rochdale Corporate Bond Fund	0.25%
City National Rochdale California Tax Exempt Bond Fund	0.25%
City National Rochdale Intermediate Fixed Income Fund	0.25%
City National Rochdale Municipal High Income Fund	0.25%
City National Rochdale Fixed Income Opportunities Fund	0.25%
City National Rochdale Equity Income Fund	0.25%
City National Rochdale U.S. Core Equity Fund	0.25%

Dated as of April 6, 2022